

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2010

Michael El-Hillow
President and Chief Executive Officer
Evergreen Solar, Inc.
138 Bartlett Street
Marlboro, Massachusetts 01752

Re: Evergreen Solar, Inc.
Registration Statement on Form S-4
Filed December 6, 2010
File No. 333-171001

Dear Mr. El-Hillow:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your pending application for confidential treatment. Please confirm that you will resolve any comments on your application before requesting acceleration of the effective date of this registration statement.

2.   Please disclose the range of aggregate principal amounts of the existing 4% notes that you will purchase if the offer is fully subscribed.

3.   Please confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

4.   Please provide your detailed analysis as to the materiality of pro forma financial statements. Refer to Item 1010(b) of Regulation M-A.

Conditions to the Exchange Offers and the Consent Solicitation, page 67

5.   In combined general condition (4) and consent general condition (2), you state that a default under an agreement, indenture or other instrument or obligation to which your or one of your affiliates is a party, or by which you or one of your affiliates is bound, may trigger offer conditions. This disclosure suggests that actions or inactions by you or your affiliates may be responsible for triggering the offer conditions. The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the offeror. Please revise to remove the implication that the conditions may be triggered at your option.

6.   We note that that the consent general conditions must be satisfied or waived prior to the date on which the supplemental indenture is executed and delivered. We also note that the supplemental indenture will be executed following expiration of the offer and that you will not complete the 13% exchange offer without completing the consent solicitation. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Please revise the language accordingly.

Compliance with Securities Laws, page 77

7.   You state that the offer is not being made to, nor will tenders be accepted from, holders residing in any jurisdiction in which the making or acceptance of the offer would not be in compliance with the laws of that jurisdiction. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i). See Section II.G.1 of SEC Release No. 34-58597 (September 19, 2008).

Item 21. Exhibits and Financial Statement Schedules, page II-2

8.   We note that you intend to file a number of exhibits by amendment. Please confirm that you will file all exhibits required to be filed prior to effectiveness, such as any indenture that must be qualified pursuant to the Trust Indenture Act of 1939. In this regard, please tell us the authority on which you rely to file "forms of" indentures that you indicate you will file as exhibits 4.2 and 4.5.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aslynn Hogue at (202) 551-3841 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (by facsimile):   John R. Utzschneider, Esq. — Bingham McCutchen LLP